5-1-02

02033974

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May 2002

WILL HILL LIMITED
(Formerly William Hill Limited)
(Translation of registrant's name into English)
Greenside House
50 Station Road
Wood Green
London N22 7TP
England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X   Form 40-F ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ____   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b).

WILL HILL LIMITED

INDEX TO QUARTERLY REPORT
(CONSISTENT WITH FORM 10-Q)

PART I - FINANCIAL INFORMATION

PART II - OTHER INFORMATION

Will Hill Limited
(Formerly William Hill Limited)
Greenside House
50 Station Road
Wood Green
London N22 7TP

Quarterly Report For
Quarterly period ended April 2, 2002

The accounts being reported upon are the consolidated results of Will Hill Limited, formerly William Hill Limited ("the Company") which owns the entire issued share capital of William Hill Finance PLC (the "Issuer") and the operating companies of the William Hill group. The Company's obligation to file the Quarterly Report with the U.S. Securities and Exchange Commission arises under its Indenture entered into in 1998, pursuant to which the Issuer issued, and the Company guaranteed, 10 5/8% Senior Subordinated Notes due 2008 (the "Notes"). The Company and its consolidated subsidiaries are referred to herein as the "Group".

Some of the information presented in the following discussion constitutes forward-looking comments within the meaning of the Private Securities Litigation Reform Act of 1995. Although the Group believes its expectations are based on reasonable assumptions within the bounds of its knowledge of its business and operations, there can be no assurance that actual results will not differ materially from its expectations. Factors which could cause actual results to differ from expectations include, without limitation, structural risks associated with the gambling industry (including without limitation, government regulation, the level of taxes and fees imposed on bookmakers, the costs of sporting rights and competition from other bookmakers in the business areas in which the Group operates, as well as from suppliers of other gambling products), the seasonality and cyclicality of the gambling industry and potential future laws and regulations applicable to the Group's cross-border gambling business. Readers of this report are referred to the Company's filings with the Securities and Exchange Commission, and specifically to the Company's Annual Report on Form 20-F filed on May 1, 2002 (the "Form 20-F"), for further discussions of factors that could affect the Group's future results. Certain terms used but not defined in the text of this Quarterly Report shall have the meanings assigned in the glossary of terms set forth at the end of this Quarterly Report.

Business

The Group is a leading provider of off-track bookmaking services in the United Kingdom and elsewhere providing a full range of betting products in connection with a wide variety of sporting and other events to UK and international customers. The Group is the second largest operator of licensed betting offices ("LBOs") in the UK, with 1,537 LBOs at April 2, 2002. The Group has installed AWPs in virtually all of its LBOs. Management believes that in terms of revenues, the Group is the UK market leader in telephone betting services. The Group also offers a full bookmaking service over the Internet (williamhill.co.uk) and an online casino (williamhillcasino.com).

WILL HILL LIMITED

PART I - FINANCIAL INFORMATION
ITEM 1 - FINANCIAL STATEMENTS

Will Hill Limited
Unaudited Condensed Interim Consolidated Profit and Loss Accounts

	Note	The Group 13 weeks ended April 2, 2002 (£m)	The Group 13 weeks ended March 27, 2001 (£m) (restated)	The Group 13 weeks ended April 2, 2002 ($m)
Revenues		699.7	449.3	1,007.5
Cost of sales		(595.3)	(364.1)	(857.2)
Gross profit		104.4	85.2	150.3
Selling, general and administrative expenses		(67.0)	(60.4)	(96.5)
Operating income	3	37.4	24.8	53.8
Income from associated undertaking		1.3	1.2	1.9
Income before interest and tax		38.7	26.0	55.7
Net interest expense	2	(8.3)	(9.6)	(12.0)
Other finance income		0.2	0.7	0.3
Income before taxes		30.6	17.1	44.0
Taxes on income	5	(9.0)	(5.2)	(13.0)
Net income after tax		21.6	11.9	31.0
Dividends		-	-	-
Retained income		21.6	11.9	31.0

Will Hill Limited
Unaudited Condensed Interim Consolidated Balance Sheets

	Note	The Group April 2, 2002 (£m)	The Group January 1, 2002 (£m)	The Group April 2, 2002 ($m)
ASSETS				
Current assets				
Cash and cash equivalents		140.0	101.2	201.5
Trade receivables		3.0	2.9	4.3
Inventories		0.3	0.3	0.4
Prepaid expenses and other current assets		14.3	11.8	20.6
Total current assets		157.6	116.2	226.8
Goodwill and intangibles		632.6	632.6	911.0
Property, plant and equipment		91.6	90.7	131.9
Investments	8	11.3	10.5	16.3
Total assets		893.1	850.0	1,286.0
LIABILITIES AND SHAREHOLDERS' EQUITY				
Current liabilities				
Short term borrowings and current portion of long term borrowings	7	45.7	45.7	65.8
Accounts payable and accrued liabilities		117.5	99.5	169.2
Corporation tax payable		9.0	6.9	13.0
Total current liabilities		172.2	152.1	248.0
Long term borrowings	7	390.9	390.4	562.9
Pension liability		3.4	2.2	4.9
Total liabilities		566.5	544.7	815.8
Shareholders' equity				
Share capital		0.2	0.2	0.3
Reserves		326.4	305.1	469.9
Total shareholders' equity		326.6	305.3	470.2
Total liabilities and shareholders' equity		893.1	850.0	1,286.0

Will Hill Limited
Unaudited Condensed Interim Consolidated Statements of Cash Flows

	The Group 13 weeks ended April 2, 2002 (£m)	The Group 13 weeks ended March 27, 2001 (£m)	The Group 13 weeks ended April 2 , 2002 ($m)
Net cash inflow from operating activities	47.3	34.3	68.1
Returns on investments and servicing of finance	0.3	(12.1)	0.4
Taxation	(2.6)	1.3	(3.7)
Capital expenditure and financial investment	(6.2)	(4.3)	(8.9)
Cash inflow before use of liquid resources and financing	38.8	19.2	55.9
Financing	-	(7.0)	-
Increase in cash	38.8	12.2	55.9
Reconciliation of operating profit to net cash inflow from operating activities			
Operating income before interest	37.4	24.8	53.8
Profit from sales of investments and fixed assets	(0.2)	-	(0.3)
Defined benefit pension cost less contributions	1.3	1.0	1.9
Depreciation and amortization	4.3	4.1	6.2
Decrease in inventories	-	0.1	-
(Increase)/decrease in trade receivables and other assets	(2.5)	1.3	(3.6)
Increase in accounts payable, accrued expenses and provisions	7.0	3.0	10.1
Net cash inflow from operating activities	47.3	34.3	68.1

Will Hill Limited

Unaudited Condensed Interim Consolidated Statement of Changes in Shareholders' Equity

	The Group Share Capital (£m)	The Group Retained Earnings (£m)	The Group Total (£m)	The Group Total ($m)
Balance at January 2, 2002	0.2	305.1	305.3	439.6
Net income	-	21.6	21.6	31.0
Actuarial loss recognised in pension scheme	-	(0.8)	(0.8)	(1.1)
Deferred tax		0.5	0.5	0.7
Balance at April 2, 2002	0.2	326.4	326.6	470.2

Will Hill Limited
Notes to the Unaudited Condensed Interim Consolidated Financial Statements

1) Basis of Preparation

References to the "Group" throughout the Financial Statements are references to Will Hill Limited ("the Company") and its subsidiaries.

The Unaudited Condensed Interim Consolidated Financial Statements (the "Financial Statements") have been prepared on a historical cost basis in accordance with accounting principles generally accepted in the United Kingdom ("UK GAAP"). The Financial Statements have been prepared from the books and records of the Company and its subsidiaries and have not been audited. In the opinion of management, all adjustments, consisting of normal recurring adjustments (or as disclosed otherwise) necessary to the fair presentation of the results of the period, have been made.

Under UK GAAP intangible fixed assets (representing licence values, goodwill and brand value) are not systematically amortized, but the value is evaluated periodically to determine whether there has been a loss in value and is subject to impairment testing in accordance with FRS 10 and 11.

The Group has adopted the provisions of FRS 17 "Retirement Benefits" and FRS 19 "Deferred Tax". Comparative figures have been restated where appropriate.

2) Interest Expense

Interest expense is as follows:

	The Group 13 weeks ended April 2, 2002 (£m)	The Group 13 weeks ended March 27, 2001 (£m)
Net cash expense	7.8	9.1
Non cash expense:		
Amortization of financing costs	0.5	0.5
	8.3	9.6

3) Operating Income

	The Group 13 weeks ended April 2, 2002 (£m)	The Group 13 weeks ended March 27, 2001 (£m)
Operating income is arrived at after charging:		
Operating lease rentals	7.7	7.1

4) Dollar Conversion

The Group operates in the United Kingdom and, accordingly, publishes its financial statements in pounds sterling. In this document, references to "pounds sterling" and "£" are to the lawful currency of the United Kingdom, and references to "US dollars" and "$" are to the lawful currency of the United States. Solely for convenience of the reader of this report, this document contains translations of certain pound sterling amounts into US dollars at specified rates. These translations should not be construed as representations that the pound sterling amounts actually represented such US dollar amounts or could have been or could be converted into US dollars at the rate indicated or at any other rate. Unless otherwise indicated, the translations of pounds sterling into US dollars have been made at $1.44 per £1.00, the noon buying rate in the City of New York for cable transfers in pounds sterling as certified for customs purposes by the Federal Reserve Bank of New York (the "Noon Buying Rate") on April 2, 2002. On May 8, 2002 the Noon Buying Rate was $1.45 per £1.00.

5) Taxation

	The Group 13 weeks ended April 2, 2002 (£m)	The Group 13 weeks ended March 27, 2001 (£m) (restated)
Corporation tax	4.9	1.0
Group relief	4.1	3.6
Consortium relief	-	(0.1)
Share of tax charge of associated company	0.4	0.4
Adjustment to prior period tax charge	(0.3)	-
	9.1	4.9
Deferred tax (credit)/charge	(0.1)	0.3
	9.0	5.2

The tax charge for the 13 weeks ended April 2, 2002 and the 13 week period ended March 27, 2001 includes a charge for UK corporation tax, amounts payable for the tax losses expected to be surrendered by other Group companies which do not form part of this consolidation, a credit or charge in respect of deferred tax and the Group's share in each respective period of the tax charge of its associated undertaking, Satellite Information Services (Holdings) Ltd ("SIS").

In addition, the tax charge for the 13 week period ended March 27, 2001 includes an amount received in respect of losses surrendered via consortium relief and a charge for overseas corporation tax.

6) Adjusted EBITDA

Adjusted EBITDA for the 13 weeks ended April 2, 2002 and March 27, 2001 amounts to £43.0 million and £30.1 million, respectively. Adjusted EBITDA comprises operating income and income from associated undertakings after adding back depreciation and amortization.

Adjusted EBITDA is presented because management believes that it is a useful indicator of a company's ability to service debt. Adjusted EBITDA should not be considered by investors as an alternative to operating income or net income, as an indicator of the Group's operating performance, or as an alternative to cash flows from operating activities, investing activities or financing activities.

7) Borrowings

Borrowings comprise:

	The Group April 2, 2002 (£m)	The Group January 1, 2002 (£m)
Bank loans	295.5	295.5
Senior Subordinated Notes	150.0	150.0
	445.5	445.5
Less: expenses on loans	(8.9)	(9.4)
	436.6	436.1

£45.7 million is disclosed as being the current portion of borrowings as at April 2, 2002 and January 1, 2002.

As at April 2, 2002 in respect of a £350 million term loan facility (the "Term Loan Facility"), interest on £180 million was fixed at an average rate of 5.11725% plus a margin of between 2.0% and 2.5% by way of amortising swaps which reduce to £12.9 million by June 23, 2006. The remaining £115.5 million of the total amount outstanding under the Term Loan Facility at April 2, 2002 of £295.5 million bears interest of LIBOR plus a margin of between 2.0% and 2.5%. If certain financial ratios or conditions are met, a reduction of up to 0.75% is possible on the full amount of the Term Loan Facility. A reduction of 0.75% has applied from May 25, 2001.

8) Investments

The Group's investments include a 19% investment in the ordinary share capital of SIS, which has been accounted for as an associated undertaking using the net equity method. The investment is held by William Hill Organization Limited, a principal subsidiary of the company.

In addition on August 1, 2001 William Hill Holdings Limited ('WHH'), the then ultimate holding company of the Group, established the William Hill Holdings 2001 Employee Benefit Trust ("the Trust"). The Trust was funded by a non-interest bearing loan of £8.0 million from a subsidiary company, William Hill Organization Limited ("WHO"). The Trust was established to promote future incentive arrangements for employees. On August 7, 2001 all of the funds in the Trust were used to acquire shares in WHH held by certain existing and former management.

ITEM 2 - MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion relates to the financial condition and results of operations of the Group for the 13 weeks ended April 2, 2002 ("First Quarter 2002") and the 13 weeks ended March 27, 2001 ("First Quarter 2001"), respectively.

Summary

The following table sets forth the components of the Group's net income for the periods indicated.

	First Quarter 2001 (£m) (restated)	First Quarter 2002 (£m)
Revenues	449.3	699.7
Cost of sales	(364.1)	(595.3)
Operating expenses:		
Amortization and depreciation	(4.1)	(4.3)
Other	(56.3)	(62.7)
Total expenses	(60.4)	(67.0)
Income from associated undertakings	1.2	1.3

Factors affecting results of Operations

Terminology

The Group uses several measures of financial performance, including:

Turnover. Turnover in respect of the LBOs, telephone and online Sportsbook represents amounts receivable in respect of bets placed on events which occurred by the period end. Turnover from AWPs and the online casino operation represents net takings from customers (excluding VAT in respect of AWP's).

Gross win. Gross win is the total amount that the Group retains from the customers after paying out any winnings but before any other cost of sales. AWP gross win represents cash in box, or the cash winnings from AWP machines including VAT. Gross win, therefore, represents the customers' net spend with the Group, and is therefore regarded as the key measure of customer activity.

Gross win percentage. Gross win percentage is the ratio of gross win to turnover. See "Relationship between turnover, gross win percentage and contribution" below.

Contribution. Contribution is the gross win less betting duty, horse racing and greyhound levies, trade commission, royalties (for casinos) and VAT (for AWPs) and gaming machine license fees (for AWPs), but before all operating expenses. Contribution is the same as gross profit per U.K. statutory accounts.

Fiscal, regulatory and industry issues

In addition to the items discussed below, certain regulatory, fiscal and industry issues affect the Group's results of operations. A detailed description of such issues is included in Form 20-F filed with the SEC on May 1, 2002.

Relationship between turnover, gross win percentage and contribution

Comparison of turnover, gross win, gross win percentage and contribution from one period to another can be significantly affected by the location of the betting operation, the rates and basis of calculation of betting duty and other taxes, levy and deductions charged to customers. During 2000 the Group established an offshore telephone betting business and relocated its offshore online Sportsbook operations and in 2001 relocated its telephone and online Sportsbook operations back to the U.K. In addition, the Group was subject to changes in the basis of taxation of betting in the U.K. and varied the deductions charged to customers.

Position prior to introduction of gross profit tax

The interpretation of the Group's results is affected by the relationship between turnover on the one hand and gross win and gross win percentage on the other hand. Turnover includes the total amount bet by the Group's customers in LBOs, via the Group's telephone betting and online Sportsbook operations, as well as cash winnings on the Group's AWPs net of VAT and cash winnings from its online casino operation. Turnover and gross win percentage are significantly influenced by average customer behaviour, by betting results and by the level of customer deductions which varied by channel and location of the betting operation. In general, the average customer will earmark a specific maximum sum that he is prepared to "lose". If an average customer loses such maximum sum rapidly, he is less likely to place further bets, resulting in lower turnover and a higher gross win percentage. On the other hand, if the average customer wins, he is more likely to continue to reinvest his winnings in additional bets until he has lost the sum which he had originally earmarked as the amount he was prepared to lose. Under these circumstances, turnover will be increased, but gross win percentage will be reduced. Because betting duty and the horse racing and dog racing levies were historically calculated as a percentage of turnover (although, since October 6, 2001 and March 31, 2002, this is no longer the case for betting duty and horse racing levy respectively), such increases in turnover may result in decreases in contribution or vice versa.

The effects of the relationship between turnover, gross win percentage and contribution on the Group's results can be significant in the short-term but are less significant over the long term due to the averaging impact of a large number of small betting transactions. For the foregoing reasons, management believes that gross win, gross win percentage and contribution are often more accurate comparative indicators than turnover of the Group's results.

Telephone and online Sportsbook customers betting offshore were charged a lower or nil deduction, which on constant results adversely impacted the gross win percentage earned by the Group, but the Group's duty and levy liabilities were lower, thereby restoring (wholly or partly) or increasing, the margin at the contribution level.

Changes on the introduction of gross profit tax

The relationship between turnover, gross win percentages and contribution changed with the introduction of gross profit tax on October 6, 2001. Customer deductions ceased at that date and therefore, if customers are prepared to lose the same amount as prior to the introduction of the new tax regime, turnover would be expected to increase and gross win percentage would be expected to fall. This has generally been the case since October 6, 2001, although it is too early to gauge the impact on long term betting patterns.

Foot and mouth disease

In February 2001 an outbreak of foot and mouth disease in the U.K. led to the suspension of U.K. horse racing, initially for a seven day period. Subsequently there was a much reduced U.K. horse racing program, lasting until May 2001, which included the cancellation of the 2001 Cheltenham National Hunt Festival. Over the period during which the horse racing program was curtailed, the Group added and promoted more vigorously alternative betting products, including increased dog racing and overseas horse racing which proved very successful and have continued as part of the offering to customers. Although a reduction in turnover occurred while the restrictions were in effect, due to strong margins the Group achieved gross win and contribution for the time period while the restrictions were in effect that was higher than the level achieved in the corresponding period in 2000. It is not possible to predict whether an outbreak of foot and mouth disease or similar event might occur again or how it may impact the sporting program and the Group's future performance.

Schedule of events

William Hill's operating results are also affected by the schedules of significant sporting events which may occur at regular time intervals, such as the European Football Championships and the football World Cup. The next football World Cup is scheduled for summer 2002. Outdoor sporting events, particularly horse races, are subject to cancellations due to adverse weather conditions. Cancellation of one or more significant sporting events could cause fluctuations in turnover and gross win over the short-term, which could have a material adverse impact on the Group's operating results and cash flow.

General economic trends

The Group's operating results, like those of other participants in the gambling industry, have been affected by the demand for the Group's products, influenced to a certain degree by general economic trends. The Directors believe that the continued diversification of product distribution channels and geographic markets should mitigate the Group's exposure to adverse economic trends.

First Quarter 2002 compared to First Quarter 2001

Turnover, gross win and contribution. Turnover is the UK term for revenue. Turnover consists principally of betting stakes placed by customers in LBOs, via the Group's telephone betting and online betting operations, as well as cash winnings in respect of the online casino and cash winnings on the Group's AWPs net of VAT. The Group's total turnover increased by 55.7% from £449.3 million in the First Quarter 2001 to £699.7 million in the First Quarter 2002. This increase was due to increases in turnover in all the Group's continuing activities. In the same period, the Group's gross win increased 14.5% from £114.4 million in the First Quarter 2001 to £131.0 million in the First Quarter 2002, and contribution increased 22.5% from £85.2 million in First Quarter 2001 to £104.4 million in the First Quarter 2002.

For a detailed description of certain factors affecting turnover, gross win and contribution as well as the relationship between such financial measures see the note above entitled 'Factors affecting results of Operations'.

Turnover attributable to the Group's LBOs consists of stakes placed by customers in LBOs and excludes turnover derived from the Group's AWPs, which are reported separately. LBO turnover increased 55.1% from £319.2 million in the First Quarter 2001 to £495.2 million in the First Quarter 2002. In the same period, the Group's gross win attributable to LBOs increased by 8.6% and contribution increased by 21.1%.

Turnover attributable to the Group's AWPs consist of cash winnings from customers less VAT. AWP turnover increased 11.1% from £6.3 million in the First Quarter 2001 to £7.0 million in the First Quarter 2002. The Group's AWP gross win increased 10.8% and contribution increased 12.1% in the same period.

Turnover attributable to the Group's telephone betting operations consist of stakes placed by customers via the Group's telephone betting operations in the UK and, prior to October 6 2001, through its offshore telephone betting operation in Antigua (which commenced operating on January 26 2000 and was repatriated to the UK on October 6 2001). Telephone betting revenues increased 64.6% from £63.0 million in the First Quarter 2001 to £103.7 million in the First Quarter 2002. In the same period, the Group's gross win attributable to telephone betting operations increased 17.9% and contribution increased 6.2%.

The Group's online betting operations in the First Quarter 2002 comprised an online Sportsbook in the UK and an online casino in the Netherlands Antilles. Turnover has increased 88.7% from £47.0 million in the First Quarter 2001 to £88.7 million in the First Quarter 2002. In the same period gross win increased 86.1% and contribution increased 71.7%.

Cost of sales. Cost of sales consists principally of customer winnings, betting duty, horse and dog racing levies and licence fees. Cost of sales increased from £364.1 million in the First Quarter 2001 (representing 81.0% of the Group's revenues in that quarter) to £595.3 million in the First Quarter 2002 (representing 85.1% of the Group's revenue in that quarter).

Operating Expenses. Operating expenses consist of direct costs incurred in running the Group's businesses and include (a) staff costs, (b) property expenses, (c) amortization and depreciation, (d) costs associated with Satellite Information Systems and (e) other costs, including general administrative and advertising expenses. The Group's operating expenses increased 10.9% from £60.4 million in the First Quarter 2001 to £67.0 million in the First Quarter 2002. The increase in operating expenses was due to increases in staff costs, property expenses, amortization and depreciation and satellite information systems' costs.

Staff costs are comprised primarily of employee wage and salaries, non-wage benefits and National Insurance contributions. Staff costs increased 17.4% from the First Quarter 2001 to the First Quarter 2002. The increase primarily reflects the increased salaries following the Group's annual pay review, increased headcount as a result of increased betting activity following the introduction of gross profits tax and increased Sunday opening, an increase in pensions and other staff costs and an increased charge for the annual bonus scheme.

Property expenses comprise rent, property tax, utility charges and insurance premiums with respect to the Group's LBO portfolio and its operating and administrative facilities in Leeds, London, Sheffield, Athlone and Antigua. Property expenses increased 9.6% from the First Quarter 2001 to the First Quarter 2002. This increase is largely due to increases in rent, rates, repair and dilapidations and utility costs.

Amortization and depreciation costs comprise amortization of the Group's leasehold properties and depreciation of the Group's fixtures and fittings, equipment and other property. Amortization and depreciation costs increased 4.9% from the First Quarter 2001 to the First Quarter 2002. The increase primarily reflects increases in depreciation of equipment and fixtures and fittings offset by decreases in depreciation of computer equipment, the latter being partly due to the avoidance of costs incurred in First Quarter 2001 arising in advance of the repatriation of the Group's offshore activities to the UK prior to the introduction of gross profits tax.

Costs incurred in respect of satellite information systems comprise fees and other usage charges associated with the delivery of trading information to the Group's LBOs. Satellite information systems' costs increased 9.7% from the First Quarter 2001 to the First Quarter 2002 mainly due to the increased costs of services for non UK racing Sundays.

Other costs, including general administrative and advertising expenses, increased by 1.3% from the First Quarter 2001 to the First Quarter 2002. Savings in costs incurred in the First Quarter 2001 in respect of repatriating offshore operations to the UK were offset by increases in other costs.

Interest. Interest comprises the interest expense incurred on the Group's borrowings under its bank loans and its Notes and together with the appropriate amortization of the finance fees incurred in arranging these sources of debt finance. It also includes interest receivable on cash balances and the Group's share of the net interest payable or receivable in its associated undertaking.

For the purposes of this analysis all interest is deemed to be cash interest other than the amortization of finance fees which have been prepaid and the Group's share of associate's interest. The amortization of finance fees and share of associate interest have been treated as non-cash interest. In the First Quarter 2001 and the First Quarter 2002, the Group incurred interest of £9.6 million and £8.3 million, respectively. This includes interest payable in cash of £9.1 million and £7.8 million, respectively, and amortization of fees of £0.5 million and £0.5 million, respectively.

Income from associated undertakings. The Group's investment in SIS has been accounted for as an associated company in both periods.

Liquidity and Capital Resources

The Group's net cash flow from operating activities totalled £47.3 million and £34.3 million for the First Quarter 2002 and the First Quarter 2001, respectively. Such cash flow was used by the Group to fund net capital investment of £6.2 million and £4.3 million in First Quarter 2002 and First Quarter 2001, respectively, and to service its loans, including the repayment in First Quarter 2001 of £7.0 million of the Term Loan Facility. There was no repayment of loans in First Quarter 2002.

Capital expenditure primarily consists of the development and refurbishment of the Group's LBOs, the development of its new operations and investments in system upgrades. The Group financed these capital expenditures through cash generated from its operations.

At April 2, 2002 the Company's total indebtedness was £436.6 million, £445.5 million net of financing fees. This includes £295.5 million of senior debt and £150.0 million of Senior Subordinated Notes ("Notes"). The Group's shareholders' equity as of April 2, 2002 was £326.6 million.

Principal and interest payments on the Company's senior debt and the Notes represent significant liquidity requirements for the Group. The Group will be required to make principal payments totalling £445.5 million (consisting of £295.5 million pursuant to the Term Loan Facilities and £150 million pursuant to the Notes) over the remaining term of the Notes, in addition to interest payments and repayments of any amounts drawn down under a revolving facility available to the Group which was not utilized in the period.

Interest expense payable in cash, which includes interest on the senior debt of the Company, was £7.8 million and £9.1 million for the First Quarter 2002 and the First Quarter 2001, respectively. The Company also incurred interest expense relating to the amortization of fees of £0.5 million in both the First Quarter 2002 and First Quarter 2001. The Group's liquidity needs are expected to arise primarily from debt service on the indebtedness noted above, working capital requirements and the funding of capital expenditures and investments.

The Group's principal source of liquidity is cash generated from its operations. The Group believes that this source, together with available borrowings under the revolving facility or other sources of liquidity, will be adequate to meet the Group's anticipated short term (less than twelve months) and long term (greater than twelve months) requirements for working capital, capital expenditures and investments and scheduled payments of principal and interest on its existing indebtedness. However, there can be no assurance that the Group will generate sufficient cash flow from operations or that future working capital borrowings will be available in an amount sufficient to enable the Group to service its indebtedness, including the Notes, or to make necessary or planned capital expenditures.

ITEM 3 - QUANTITATIVE AND QUALITATIVE DISCLOSURES OF MARKET RISK

There has been no material change in the Company's or Issuer's exposure to market risk since the Company's Annual Report on Form 20-F filed on May 1, 2002.

GLOSSARY OF TERMS RELATING TO THE BETTING INDUSTRY

(Not all terms will necessarily appear in the current Quarterly Report)

The following terms relating to the betting industry have the meanings set forth below:

Amusement with prize machines or AWPs..........	Electronic slot machines into which customers insert coins to play games of chance. Current UK regulations allow 2 AWPs per LBO and to pay cash prizes of up to £25.
Betting Act..................	UK Betting Gaming and Lotteries Act 1963.
Betting duty.................	A duty of 6.75% charged by the UK government until October 2001 on off-track revenues payable by bookmakers pursuant to the Duties Act. Since October 2001 betting duty is based on bookmakers gross win (see GPT below).
BHB	British Horseracing Board
Deduction	amount either paid by the customer at the time of placing a bet or deducted from customer winnings used by bookmakers to cover payments of duty and levy. This payment or deduction was at a rate of 9% on bets placed in the UK until the introduction of GPT on October 6, 2001.
Dog racing levy............	A voluntary levy, currently 0.4% of the Group's off-track UK revenues, relating to greyhound racing for the purpose of supporting greyhound racing in the UK.
Duties Act...................	UK Betting and Gaming Duties Act 1981 (as amended).
Fixed odds bet..............	A bet in which the odds are fixed by either through the starting price mechanism in respect of horseracing or the bookmaker and are not influenced by the number of customers placing bets.
Gaming Board.............	The United Kingdom Gaming Board.
Gaming Machines	Electronic machines into which customers insert coins to play games of chance; the March 2002 Government Paper differentiated these machines into four categories ranging from Category D with a maximum stake of 10p and maximum prize of £5 to Category A with unlimited stakes and prizes.
Gross Profits Tax or GPT	A duty charged at a rate of 15% of a bookmaker's gross win, introduced on October 6, 2001.
Gross win....................	Total customer stakes less customer winnings
Gross win percentage or GWP..........................	Gross revenues net of customer winnings, as a percentage of gross revenues.
Horse racing levy..........	a levy attributable to bets taken on horse racing and payable to the Horse Race Betting Levy Board, primarily for purposes of augmenting the prize money available for winning horses and providing certain racecourse amenities; the horse racing levy for the year ending March 31, 2002 consisted of a levy of 1.52% on the Group's LBO horse racing turnover, a levy of 1.15% on the Group's onshore telephone betting turnover, a levy of 1.2% of the Group's onshore online Sportsbook turnover and a fixed fee of £130 per annum in respect of on course turnover. Changes in levy arrangements for the levy year ending March 31, 2003 are explained in the Form 20-F.
Index Betting	In index (or spread) betting customers can place more complex bets on an individual's or team's performance in a sporting or other event.
LBO...........................	Licensed betting office.
March 2002 Government Paper	The U.K. Government paper released on March 26, 2002 on its proposals for updating the laws governing gambling in Great Britain.
Numbers Betting	A type of fixed odds wager in which customers place bets on the odds of one or more numbers being drawn from a pool of numbers.
Odds..........................	The ratio of potential winnings to the stake placed by the customer. For example, if the odds are 2-1, the winnings will be £2 for every £1 staked.
Recycling	The concept that, with the introduction of gross profit tax, the portion of a customer's bet that would have previously been a deduction may now be bet, and potentially lost, by such customer.
SFA.........................	The UK Securities and Futures Authority.
Sportsbook	Bets accepted on sporting and other events.

Starting price...............	The average odds offered by on-track bookmakers before a race begins; these are determined for each runner by the starting price returners and the Press Association on the basis of their observations of the prices available from on-course bookmakers.
URL	Uniform Resource Locator, the "address" or location of a web site or other internet service.
VAT.........................	United Kingdom Value Added Tax, currently 17.5%.
Warm sources	Customers known to have access to information about individual events or selections.

WILL HILL LIMITED

PART II - OTHER INFORMATION

ITEM 1 LEGAL PROCEEDINGS

There has been no change with respect to this Item from the position stated in the Form 20-F

ITEM 2 CHANGES IN SECURITIES AND USE OF PROCEEDS

None

ITEM 3 DEFAULTS UPON SENIOR SECURITIES

None

ITEM 4 SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

None

ITEM 5 OTHER INFORMATION

None

ITEM 6 EXHIBITS AND REPORTS ON FORM 8-K

(a) Exhibits – see attached Exhibit Index

(b) Reports on Form 8-K – On January 31, 2000, the Company filed Press Releases on Form 6-K with the Securities and Exchange Commission, pursuant to the terms of the Indenture and of the rules governing the filing of a Current Report on Form 8-K.

Item No.	Exhibit Index	
3.1	Memorandum and Articles of Association of William Hill Finance PLC	(1)
3.2	Memorandum and Articles of Association of The Grand Bookmaking Company Limited	(1)
3.3	Amendment, dated January 15, 1999, to the Memorandum of Association of The Grand Bookmaking Company Limited changing its name to William Hill Limited	(2)
3.4	Amendment, dated March 26, 1999, to the Memorandum of Association of William Hill Limited changing its name to William Hill PLC	(2)
3.5	Amendment, dated April 23, 1999, to the Memorandum of Association of William Hill PLC changing its name to William Hill Limited	(2)

4.1	Indenture, dated as of May 14, 1998 among William Hill Finance PLC, The Grand Bookmaking Company Limited and The Bank of New York, as Trustee	(1)
4.2	Form of 10 5/8% Senior Subordinated Notes due 2008 (the "Private Notes") (included in Exhibit 4.1 hereto)	(1)
4.3	Form of 10 5/8% Senior Subordinated Notes due 2008 (the "Exchange Notes")	(1)
4.4	Registration Rights Agreement, dated as of May 14, 1998 among William Hill Finance PLC, The Grand Bookmaking Company Limited, BT Alex. Brown Incorporated and Bankers Trust International PLC	(1)
4.5	Deposit Agreement, dated as of May 14, 1998 among, inter alia, William Hill Finance PLC and The Bank of New York as Book-Entry Depositary	(1)
4.6	Agency Agreement, dated as of May 14, 1998 among William Hill Finance PLC, The Grand Bookmaking Company Limited and The Bank of New York, as Trustee, Principal Paying Agent, Exchange Agent, Registrar and Transfer Agent	(1)
4.7	Exchange Agent Agreement, dated September 23, 1998 among William Hill Finance PLC and The Bank of New York	(1)
4.8	Supplemental Indenture, dated March 26, 1999 relating to the Indenture, dated as of May 14, 1998, among William Hill Finance PLC, The Grand Bookmaking Company Limited and The Bank of New York, as Trustee.	(2)
4.9	Senior Term Loan and Revolving Facilities Agreement dated December 2, 1997 among The Grand Bookmaking Company Limited, Bankers Trust International PLC, Bankers Trust Company and Bankers Trustee Company Limited.	(1)
4.10	Guarantee and Debenture, dated December 2, 1997 among William Hill Finance plc, The Grand Bookmaking Company Limited and Bankers Trustee Company Limited.	(1)
4.11	Intercreditor Deed, dated December 2, 1997 among William Hill Finance plc, The Grand Bookmaking Company Limited, Bankers Trust Company, Nomura International plc, Bankers Trustee Company Limited and the Original Hedge Counterparties named therein.	(1)
4.12	Accession Document, dated December 2, 1997 among William Hill Organization Limited, The Grand Bookmaking Company Limited and Bankers Trust Company.	(1)
4.13	Intercreditor Accession Deed, dated December 2, 1997 among Bankers Trustee Company Limited and the New Obligors named therein.	(1)
4.14	11% Senior Subordinated Notes Deed, dated December 1, 1997 among William Hill Finance plc and Nomura International plc.	(1)
4.15	11% Senior Subordinated Term Loan Facility Agreement, dated December 2, 1998 among William Hill Finance plc, The Grand Bookmaking Company Limited, Bankers Trust Company, Bankers Trustee Company Limited and the Lenders named therein.	(1)
4.16	Note Issuance Facility, dated November 24, 1997 between The Grand Bookmaking Company Limited and Nomura International plc.	(1)

4.17	Instrument dated December 1, 1997 constituting £88,117,084 Deep Discount Bonds by The Grand Bookmaking Company Limited.	(1)
4.18	Instrument dated December 1, 1997 constituting £167,753,425 Deep Discount Bonds by The Grand Bookmaking Company Limited.	(1)
4.19	Finco Loan Agreement, dated December 1, 1997 between The Grand Bookmaking Company Limited and William Hill Finance plc.	(1)
4.20	Loan Agreement, dated December 2, 1997 among The Grand Bookmaking Company Limited and the Companies named therein.	(1)
4.21	Funding Agreement, dated December 2, 1997 among The Grand Bookmaking Company Limited and the Trading Companies named therein.	(1)
4.22	Instrument constituting £352,468,337 Convertible Unsecured Redeemable Loan Stock 1997-2002 dated December 2, 1997.	(1)
4.23	Amendment Agreement, dated March 26, 1999, between William Hill plc and William Hill Organization Limited, as borrowers, and Bankers Trust International PLC, as arranger, among others, relating to the Senior Term Loan and Revolving Facility Agreement, dated December 2, 1997, among The Grand Bookmaking Company Limited, BT Alex. Brown Incorporated, Bankers International PLC and Bankers Trust Company Limited.	(2)
4.24	Intercreditor Deed, dated March 26, 1999, between Chartley Limited, William Hill Investments Limited, Baseflame Limited, William Hill plc, the New Equity Investors (as defined therein), Management (as defined therein), Bankers Trust Company and Bankers Trustee Company Limited.	(2)
4.25	Agreement for Surrender of Losses, dated March 26, 1999, between William Hill plc and Grand Financing Limited.	(2)
4.26	Loan Note Instrument, dated March 26, 1999, by William Hill plc in the aggregate principal nominal amount of £130,293,950.	(2)
4.27	Deed of Waiver, dated March 29, 1999, between William Hill plc and Baseflame Limited relating to the Loan Note Instrument, dated March 26, 1999, by William Hill plc in the aggregate principal nominal amount of £130,293,950.	(2)

(1) Incorporated by reference to the respective exhibits to the Company's Form F-4 Registration Statement No. 333-9486.

(2) Incorporated by reference to the respective exhibits to the Company's Annual Report on Form 20-F filed on April 28, 1999.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WILLIAM HILL LIMITED

By: [signature]
Thomas Singer
Group Finance Director

Date: May 10, 2002